UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Central Puerto S.A.

Consolidated financial statements for the nine-month periods ended September 30,2025

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 34 BEGINNING JANUARY 1, 2025

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

–	Of the articles of incorporation: March 13, 1992.

–	Of the last amendment to by-laws: December 29, 2022.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

	Subscribed, paid-in, issued and registered
Class of shares	Outstanding shares	Treasury shares	Total

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,502,378,381	11,643,875	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME

for the three and nine-month periods ended September 30, 2025

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024
		ARS 000	ARS 000	ARS 000	ARS 000

Revenues	5	783,613,662	689,133,441	319,592,490	236,958,625
Cost of sales	Exhibit F	(485,807,018)	(408,195,011)	(188,023,468)	(141,575,855)
Gross income		297,806,644	280,938,430	131,569,022	95,382,770
	Exhibit H
Administrative and selling expenses		(68,188,840)	(61,876,232)	(24,671,065)	(21,377,289)
Other operating income	5.1	95,759,953	115,209,355	43,871,589	23,791,272
Other operating expenses	5.2	(13,070,866)	(45,979,196)	(8,698,692)	2,142,498
Operating income		312,306,891	288,292,357	142,070,854	99,939,251

Loss on net monetary position		(24,199,717)	(14,301,043)	(6,789,942)	(5,617,003)
Finance income	5.3	85,167,543	83,860,095	24,945,386	26,340,170
Finance expenses	5.4	(181,830,573)	(164,408,533)	(86,184,957)	(46,440,197)
Share of the profit of associates		55,279,768	14,527,761	(335,727)	10,169,902
Result from investments in entities measured at fair value		88,453,045	3,653,652	45,368,376	2,448,868
Income before income tax		335,176,957	211,624,289	119,073,990	86,840,991
	6
Income tax for the period		(8,520,528)	(102,199,238)	20,878,269	(35,986,169)
Net income for the period		326,656,429	109,425,051	139,952,259	50,854,822
Total comprehensive net income for the period		326,656,429	109,425,051	139,952,259	50,854,822

Attributable to:
– Equity holders of the parent		323,504,796	100,642,364	139,795,312	50,246,862
– Non-controlling interests		3,151,633	8,782,687	156,947	607,960
		326,656,429	109,425,051	139,952,259	50,854,822

Earnings per share:
Basic and diluted (ARS)		215.33	66.97	93.03	33.44

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three and nine-month periods ended September 30, 2025

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024
		ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period		326,656,429	109,425,051	139,952,259	50,854,822

Other comprehensive income for the period

Other comprehensive income not to be reclassified to income in subsequent periods

Remeasurement of losses from longterm employee benefits		-	2,198,858	-	2,198,858
Income tax related to remeasurement of losses from long-term employee benefits	6	-	(769,600)	-	(769,600)
Other comprehensive income not to be reclassified to income in subsequent periods		-	1,429,258	-	1,429,258

Other comprehensive income for the period		-	1,429,258	-	1,429,258

Total comprehensive income for the period		326,656,429	110,854,309	139,952,259	52,284,080

Attributable to:
– Equity holders of the parent		323,504,796	101,894,765	139,795,312	51,499,262
– Non-controlling interests		3,151,633	8,959,544	156,947	784,817
		326,656,429	110,854,309	139,952,259	52,284,079

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of September 30, 2025

		09-30-2025	12-31-2024
	Notes	Unaudited	Audited
		ARS 000	ARS 000

Non-current assets
Property, plant and equipment	Exhibit A	2,100,926,291	1,973,255,553
Intangible assets	Exhibit B	35,884,536	37,463,368
Biological assets		266,681,093	227,834,033
Investments in associates		26,750,963	133,274,583
Inventories		1,605,875	5,218,755
Other non-financial assets	8.1	10,645,878	838,150
Trade and other receivables	7.1	135,024,133	166,776,979
Other financial assets	7.4	117,686,810	18,248,408
Deferred tax asset	6	7,160,224	7,833,165
		2,702,365,803	2,570,742,994
Current assets
Biological assets		16,516,496	42,871,638
Inventories		48,852,844	26,598,869
Other non-financial assets	8.1	34,118,237	43,445,149
Trade and other receivables	7.1	319,107,526	265,531,788
Other financial assets	7.4	332,343,140	292,932,905
Cash and cash equivalents		66,894,043	4,686,436
		817,832,286	676,066,785
Assets available for distribution	11.2	135,310,089	-
		953,142,375	676,066,785
Total assets		3,655,508,178	3,246,809,779

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		522,726,736	658,341,825
Legal reserve		131,971,169	129,249,803
Voluntary reserve		919,782,164	919,782,164
Other equity accounts		(49,425,492)	(49,857,183)
Voluntary reserve for future dividends distribution		533,702,258	474,329,926
Retained earnings		310,745,951	62,093,697
Equity attributable to holders of the parent		2,371,016,808	2,195,454,254
Non-controlling interests		57,245,976	76,907,411
Total equity		2,428,262,784	2,272,361,665

Non-current liabilities
Trade and other payables		-	823,155
Other non-financial liabilities	8.2	24,188,351	30,226,086
Loans and borrowings	7.3	337,713,579	280,537,684
Compensation and employee benefits liabilities	8.3	10,413,152	9,353,812
Provisions		2,653,314	2,740,673
Deferred income tax liabilities	6	173,280,042	193,730,622
		548,248,438	517,412,032
Current liabilities
Trade and other payables	7.2	270,976,300	116,914,403
Other non-financial liabilities	8.2	55,818,370	37,338,965
Loans and borrowings	7.3	280,087,643	183,898,036
Compensation and employee benefits liabilities	8.3	36,063,152	41,313,482
Income tax payable		32,306,848	73,985,091
Provisions	Exhibit E	3,744,643	3,586,105
		678,996,956	457,036,082
Total liabilities		1,227,245,394	974,448,114
Total equity and liabilities		3,655,508,178	3,246,809,779

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2025

	Attributable to holders of the parent

	Contributions from owners		Retained earnings

	Capital stock		Appropriated retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total

	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2025	1,514,022	658,341,825	129,249,803	919,782,164	(49,857,183)	474,329,926	62,093,697	2,195,454,254	76,907,411	2,272,361,665

Net income for the period	-	-	-	-	-	-	323,504,796	323,504,796	3,151,633	326,656,429

Total comprehensive income for the period	-	-	-	-	-	-	323,504,796	323,504,796	3,151,633	326,656,429

- Increase in legal reserve	-	-	2,721,366	-	-	-	(2,721,366)	-	-	-
- Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	59,372,332	(59,372,332)	-	-	-

Equity transactions (Note 10)	-	-	-	-	729,715	-	(12,758,844)	(12,029,129)	(21,876,744)	(33,905,873)

Acquisition of treasury shares (Note 7.3.7)	-	-	-	-	(298,024)	-	-	(298,024)	-	(298,024)

Spin-off of ECOGAS Group (Note 11.2)	-	(135,615,089)	-	-	-	-	-	(135,615,089)	-	(135,615,089)

Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	-	(936,324)	(936,324)

As of September 30, 2025	1,514,022	522,726,736	131,971,169	919,782,164	(49,425,492)	533,702,258	310,745,951	2,371,016,808	57,245,976	2,428,262,784

(1)	11,643,875 common shares are held by subsidiaries.
(2)	It corresponds to the dividend distribution approved by the General Shareholders’ Meeting held on May 14, 2025, of the subsidiary company Central Vuelta de Obligado S.A.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2024

	Attributable to holders of the parent

	Contributions from owners		Retained earnings

	Capital stock		Appropriated retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total

	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2024	1,514,022	658,341,824	109,589,721	919,782,164	(59,836,560)	194,738,399	393,137,916	2,217,267,486	57,770,476	2,275,037,962

Net income for the period	-	-	-	-	-	-	100,642,364	100,642,364	8,782,687	109,425,051
Other comprehensive income for the period	-	-	-	-	-	-	1,252,401	1,252,401	176,857	1,429,258

Total comprehensive income for the period	-	-	-	-	-	-	101,894,765	101,894,765	8,959,544	110,854,309

- Increase in legal reserve	-	-	19,660,083	-	-	-	(19,660,083)	-	-	-
- Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	373,477,833	(373,477,833)	-	-	-

Dividends in cash	-	-	-	-	-	(19,141,074)	-	(19,141,074)	-	(19,141,074)

Equity transactions (Note 10)	-	-	-	-	9,890,309	-	-	9,890,309	4,647,089	14,537,398

As of September 30, 2024	1,514,022	658,341,824	129,249,804	919,782,164	(49,946,251)	549,075,158	101,894,765	2,309,911,486	71,377,109	2,381,288,595

(1) 11,403,875 common shares are held by subsidiaries.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine-month periods ended September 30, 2025

	09-30-2025	09-30-2024
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	335,176,957	211,624,289

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	88,339,272	102,577,287
Amortization of intangible assets	1,578,832	2,753,256
Gain (loss) on disposal of property, plant and equipment	65,219	(62,109)
Charge for discount of tax credits	(173,411)	(12,865)
Interest earned from customers	(15,770,203)	(32,950,083)
Finance income	(85,167,543)	(83,860,095)
Finance expenses	181,830,573	164,408,533
Insurance recovery collected	(7,359,730)	(5,972,104)
Share of the profit of associates	(55,279,768)	(14,527,761)
Result from acquisition of investments in companies	(88,453,045)	(3,653,652)
Movements in provisions and long-term employee benefit plan expense	4,290,368	12,457,664
Biological assets revaluation	(17,728,481)	(15,688,718)
Foreign exchange difference for trade receivables	(48,438,299)	(53,628,592)
Net effect CAMMESA agreement - Resolution SE No 58/2024 and 66/2024	-	15,054,352
Loss on net monetary position	(35,531,385)	(58,463,468)

Working capital adjustments:
(Increase) Decrease in trade and other receivables	(9,004,676)	56,417,328
Increase in other non-financial assets, inventories and biological assets	(17,732,967)	(6,067,130)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(6,057,697)	(77,451,229)
Interest received from customers	14,690,749	38,684,638
Income tax paid	(31,298,902)	(17,018,249)
Tax interest paid	(283,767)	(563,677)
Insurance recovery collected	10,511,846	1,752,209
Net cash flows provided by operating activities	218,203,942	235,809,824

Investing activities
Purchase of property, plant and equipment	(184,779,420)	(101,401,458)
Dividends collected	24,881,492	9,932,372
Sale of property, plant and equipment	-	1,362,021
Acquisition of associates	(6,200,577)	-
Acquisition of other financial assets, net	(77,849,926)	(62,305,464)
Net cash flows used in investing activities	(243,948,431)	(152,412,529)

Financing activities
Bank and investment accounts overdrafts received	40,202,055	17,941,290
Bank and investment accounts overdrafts paid	(26,521,041)	-
Loans received	168,699,589	78,795,355
Loans paid	(82,641,762)	(136,993,733)
Direct financing and loans refinancing costs paid	(23,555,298)	(40,892,575)
Bank fees and expenses paid	(1,299,297)	-
Dividends paid	(936,325)	(18,140,703)
Net cash flows provided by (used in) financing activities	73,947,921	(99,290,366)

Increase (Decrease) in cash and cash equivalents	48,203,432	(15,893,071)
Exchange difference and other financial results	17,908,217	613,699
RECPAM generated by cash and cash equivalents	(3,904,042)	(11,618,308)
Cash and cash equivalents as of January 1	4,686,436	35,777,377
Cash and cash equivalents as of September 30	66,894,043	8,879,697

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the nine-month period ended September 30, 2025

1.        Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, or “CPSA”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies related to the energy sector. The Group is mainly engaged in the generation of electric power.

CPSA was incorporated pursuant to Executive Order No. 122/92 issued by the National Executive Branch, in accordance with Law No. 24,065, which declared the generation, transmission, distribution, and commercialization of electricity subject to full privatization.

On April 1, 1992, the Awardee Consortium took possession of Central Puerto S.A., thereby initiating the operations of the new company.

Our shares are listed on the BYMA (“Bolsas y Mercados Argentinos”), and, since February 2, 2018, they have been listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out our electric energy generation activity the Group owns the following assets:

–	The thermal power plants Puerto Nuevo and Nuevo Puerto, located in the City of Buenos Aires, with a total installed thermal capacity of 1,747 MW, including a combined cycle plant and steam turbine units.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam production capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located on the Limay River in Neuquén province. Piedra del Águila has four 360 MW generating units. See Note 1.2.a).

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed capacity of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed capacity of 391 MW and 340 tn/h of steam production.

–	The thermal station Costanera located in the City of Buenos Aires consists of a thermal generation plant composed of four turbo-steam units with an installed capacity of 661 MW and two combined cycle plants with an installed capacity of 1,128 MW.

–	Generation plants using renewable energy sources with a total installed capacity of 553.8 MW, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (vi) wind farm Los Olivos 22.8 MW; (vii) wind farm Manque 57 MW; (viii) solar farm Guañizuil II A 100 MW; and (ix) solar farm Cafayate 80 MW (see Note 11.3).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

–	Equity interests in Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which operate thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively, and in the company Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose was to manage the construction and currently the operation of a combined cycle power plant, with a capacity of 816 MW.

In 2022, under Resolution MEyM No. 281/2017, the Group was awarded the “Parque Solar San Carlos” project, with a capacity of 10 MW, currently under construction in San Carlos, Salta Province.

On July 19, 2018, the National Gas Regulatory Authority (Enargas) registered the Company in the Enargas Registry of Traders and Trading Agreements. Later, on March 22, 2024, the controlled company Puerto Energía S.A.U. was also registered as a natural gas trader in said registry, and on September 20, 2024, it was authorized to join the Wholesale Electricity Market (“MEM”) as a Commercial Participant.

Through Proener S.A.U., a company fully controlled by CPSA, the Group participates in the forestry sector since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A., which owns approximately 141,000 hectares in Entre Ríos and Corrientes provinces, of which approximately 67,000 hectares are planted with eucalyptus and pine, out of a total plantable area of approximately 77,500 hectares; and b) Loma Alta Forestal S.A., which owns approximately 19,400 hectares in Corrientes province, of which approximately 10,400 hectares are planted with pine.

Also, the Group has begun to participate in the mining sector through an equity interest in the Diablillos silver and gold mining project located in northwestern Argentina and an equity interest in the Tres Cruces lithium mining project located in the province of Catamarca.

Lastly, the Group was linked to the natural gas distribution sector in the Cuyo and Central regions of Argentina through its equity investments in the associate companies belonging to the ECOGAS Group. See Note 11.2.

The issuance of the Group’s consolidated financial statements for the nine-month period ended September 30, 2025 was approved by the Company’s Board of Directors on November 10, 2025.

1.1. Summary of the Argentine Electricity Market

Transactions among the different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and large users of electricity buy and sell electricity at prices determined by supply and demand (“Term Market”) and also, where prices are established on an hourly basis based on production cost, represented by the short-term marginal cost measured in the interconnection system (“Spot Market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-governmental organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM, the dispatch of generation, the calculation of prices in the Spot Market, the real-time operation of the electricity system, and the administration of commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and after the end of the Convertibility Law, generation costs increased as a result of the Argentine peso devaluation. In addition, the price of fuels used for power generation increased as well. The increasing generation costs, combined with the freezing of end-user tariffs decided at the time by the administration, led to a permanent deficit in CAMMESA’s accounts, and therefore it faced difficulties to pay generators for energy purchases. Due to this structural deficit, the Secretariat of Energy enacted a series of regulations to keep the electricity system operating despite the deficit.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

1.2. Amendments to WEM regulations

a)	Provisions on Hydroelectric Power Plants

On July 11, 2023, Resolution SE No. 574/2023 was published, which extended for 60 days (renewable for another 60 days) the expiration date of the concession agreement of the Piedra del Águila Hydroelectric Power Plant, among other national hydroelectric power plants whose concession terms were set to expire during 2023.

On January 17, 2024, through Resolution SE No. 2/2024, the Secretariat of Energy extended the transition period of the concession agreement for 60 days starting February 28, 2024. Then, through Resolution SE No. 33/2024, published in the Official Gazette on March 18, 2024, the Secretariat of Energy once again extended the transition period contemplated in the concession agreement for another 60 days starting April 28, 2024, so that the term expired on June 27, 2024.

On May 17, 2024, through Resolution SE No. 78/2024, the transition period of the concession agreement was extended until the end of the term established in the contract, that is, December 28, 2024.

On August 12, 2024, PEN Decree No. 718/2024 was published in the Official Gazette, which extended for one year the term to continue operating the Piedra del Águila Hydroelectric Complex in its capacity as concessionaire, with a maximum date of December 28, 2025. The aforementioned Decree also established that the Secretariat of Energy would call for a National and International Public Tender to proceed with the sale of the equity package of the companies created for each of the hydroelectric power plants of the Comahue region.

On August 20, 2025, Resolution No. 1200 of the Ministry of Economy was published, which initiated the sale of the equity package of the hydroelectric power plants (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A., and (iv) Piedra del Águila Hidroeléctrica Argentina S.A., and approved the Terms and Conditions of the Tender.

b) Secretariat of Energy Resolutions No. 603/2024, No. 27/2025, No. 113/2025, No. 143/2025, No. 177/2025, No. 227/2025, No. 280/2025, No. 331/2025, No. 356/2025 and No. 381/2025

Throughout 2025, the remuneration values for power and energy of generation not committed under contracts were updated on a monthly basis, in accordance with various resolutions issued by the Secretariat of Energy.

In this regard, on December 27, 2024, Resolution SE No. 603/2024 was published in the Official Gazette, which updated the remuneration values by replacing Annexes I to V of Resolution No. 387/2024 and establishing a 4% increase effective as of January 1, 2025. Subsequently, through Resolutions No. 27/2025, No. 113/2025, No. 143/2025, No. 177/2025, No. 227/2025, No. 280/2025, No. 331/2025, No. 356/2025 and No. 381/2025 of the Secretariat of Energy, the corresponding remuneration values were updated monthly by 4%, 1.5%, 1.5%, 2%, 1.5%, 1%, 0.4%, 0.5% and 0.5%, respectively.

The increases established by Resolutions No. 143/2025, No. 177/2025, No. 227/2025, No. 356/2025 and No. 381/2025 were not applicable to certain hydroelectric plants, among which is included the Piedra del Águila hydroelectric plant.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

c) Secretariat of Energy Resolution No. 21/2025

On January 28, 2025, Secretariat of Energy Resolution No. 21/2025 was published in the Official Gazette, establishing that new conventional energy generation projects, commercially commissioned as of January 1, 2025, may enter into supply contracts in the Term Market with Large Users and Distributors. Additionally, Secretariat of Energy Resolution No. 354/2020 was repealed, modifying certain considerations of the GasAr Plan and the priorities for natural gas consumption in the Wholesale Electricity Market. It was also established that as of March 1, 2025, generators selling their energy in the Spot Market may purchase their fuel, which will be recognized by CAMMESA according to the variable production cost declared and recognized by the generator. The cost of unserved energy in the MEM was also set, with a maximum value of 1,500 USD/MWh when it exceeds 10% of the system demand. Finally, the Energía Plus Program was repealed, with existing contracts remaining in effect until their termination.

d) Secretariat of Energy Resolution No. 67/2025

On February 17, 2025, Secretariat of Energy Resolution No. 67/2025 was published in the Official Gazette, through which the National and International Open Call “Almacenamiento AlmaGBA” was authorized, with the purpose of entering into energy storage generation contracts with MEM distributor agents Edenor and Edesur, and with CAMMESA as the last-resort payment guarantor, in accordance with the bidding terms and conditions approved by this resolution.

This new energy storage system will allow coverage of short-duration capacity requirements and provide fast-response reserve services, as evidenced by battery energy storage systems (“Battery Energy Storage Systems”).

On July 15, 2025, the submission of bids took place. The Group submitted a 150 MW project at the Nuevo Puerto power plant and a 55 MW project at the Costanera power plant. Both projects were awarded to the Group on September 1, 2025.

e) Decree No. 450/2025

On July 7, 2025, Decree No. 450/2025 was published in the Official Gazette, through which the National Executive Branch approved adjustments and amendments to Electricity Laws No. 15,336 and No. 24,065, which constitute the Electricity Regulatory Framework, based on the delegation provided under the Bases Law (see Note 13).

In this regard, the National Executive Branch emphasized that the delegation bases aim to recover the objective of reducing the intervention of the National Government in the pricing and contracting system, in order to provide greater freedom to private actors and provide greater legal certainty to ensure long-term supply. Additionally, the federal electricity regime is consolidated, preserving the supremacy of the national regulatory framework over local provisions, so as not to hinder the free circulation of electricity.

Accordingly, Decree No. 450/2025 established a 24-month transition period for the modification of regulations and complementary standards as necessary, during which the Secretariat of Energy was to undertake all necessary actions to ensure a gradual, orderly, and predictable transition toward the objectives established in Article 2 of Law No. 24,065 and the full implementation of said law and its regulations.
Furthermore, it was established that during the transition period, the Secretariat of Energy would issue the necessary regulations for its implementation.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

f) Secretariat of Energy Resolution No. 400/2025

On October 20, 2025, Resolution No. 400/2025 of the Energy Secretariat was published in the Official Gazette, through which the “Rules for the Normalization of MEM and its Progressive Adaptation” were approved, which implement the modifications to MEM regulations established by Decree No. 450/2025, with application as from November 1, 2025.

The central objective of these rules is to reformulate the MEM to establish a price system based on marginal costs, decentralize fuel management, and allow demand to contract its supply through the Term Market (Mercado a Término – MAT).

The Resolution No. 400/2025, among its main points, establishes the following:

i.	Categories of demand for energy distributors, dividing them between demand that can contract its supply (GUDI) and demand that cannot contract (Residential and Non-Residential). The latter will be mainly supplied by Assigned Generation, as defined below.

ii.	Assigned Generation comprises generation units (i) with existing MEM supply contracts, (ii) hydroelectric plants under concession of the National Government, (iii) hydroelectric plants of binational entities, (iv) nuclear plants, and (v) energy imports carried out in a centralized manner by the OED. The remuneration of Assigned Generation will remain based on contract values and/or specific regulations issued by the Secretariat of Energy. Generation units not classified as Assigned Generation are considered Spot Generation and may participate in the energy and power remuneration scheme and the MAT scheme described in section (iv) below, except for thermal power plants in which ENARSA has a majority stake and combined-cycle generation units with power availability commitments under the Agreement approved by Resolution SE No. 59/2023, which may terminate said agreement and formally adhere to the regime to participate in it.

iii.	New Generation is defined as all generation equipment whose commercial commissioning occurred on or after January 1, 2025.

iv.	A scheme of fuel management and energy and power remuneration for Spot Market generation is defined, according to the following terms:

a. Fuel Management:

–	Decentralization of fuel management (natural gas and alternative fuels) by generators.

–	Natural Gas (NG): While the Gas Plan remains in effect (until 2028), generators may access an “NG Agreement” administered centrally by CAMMESA/ENARSA. However, self-management of NG is allowed, while full fuel management becomes mandatory as of January 1, 2029.
–	Generators with self-managed fuel must freely declare their Variable Production Cost (CVP) within reference ranges to compete in dispatch and recover costs (including fuel).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

–	Generators without self-managed fuel will apply reference costs and will not access the marginal rent scheme. Their power remuneration will gradually decrease until eliminated as of 2028, except when dispatched.

b. Remuneration of Spot Generation:

–	The remuneration seeks to value both the offered cost (CVP) and the marginal rent, incentivizing competition.

–	Remuneration Formula:

Hourly Remuneration Price = CVP + Adapted Marginal Rent (RMA), where RMA = (Hourly Marginal Cost × Loss Factor – CVP) × Adapted Rent Factor (FRA).

The FRA is the percentage of the marginal rent that is remunerated; it gradually increases for existing thermal, hydroelectric, and renewable generation (i.e., prior to 2025) from 0.15 in 2025 to 0.35 in 2028, while for New Generation and those incorporating firm NG transport, the FRA equals 1 (full access to rent).

–	Minimum Rent: Minimum rent values expressed in USD per MWh are established for existing thermal, hydroelectric, and renewable generation.

c. Remuneration of Power:

–	Power Made Available (PPAD): Remunerated during Power Remuneration Hours (HRP, typically 90 hours per week) at a rate of USD 12 / MW available per HRP hour (with multiplier factors depending on fuel type and season).

–	Base Reliability Reserve Service (SRC Base): Payment of USD 1,000 / MW per month for power available from existing thermal generation.

–	Additional Reliability Reserve Service (SRC Additional): Differential payment of USD 9,000 / MW per month for new hydrothermal generation or low-utilization storage at nodes required by the SADI.

d. Demand Allocation and Prices:

–	Distributor demand is divided and the price signal is redirected.

–	Seasonalized Demand of Distributors: Includes Residential demand (priority 1) and Non-Residential demand (priority 2) and will be supplied by Assigned Generation. Wholesale costs for this demand will reflect the average costs of the Assigned Generation.
–	Spot Demand (Large Users, Uncovered Demand): Prices will reflect system costs, with a gradual incorporation of the Hourly Marginal Cost.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

e. Term Market (MAT):

–	The MAT for energy and power is promoted as the main contracting mechanism, with the objective of allowing demand (Distributors and Large Users) to freely contract their supply with generators, obtaining physical backing and price stability.

–	Existing thermal and hydro generation has limits on its capacity to contract with Large Users (maximum 20% of its monthly production) until January 1, 2030.

–	MAT Power: Allows demand parties to secure their power requirements during HRP through contracts, which will be deducted from their obligation to purchase power made available in the Spot market.

v.	Any new demand in the MEM that is directly connected to the High-Voltage Transmission System, and that represents a relative increase exceeding 0.5% of the average demand of the MEM, must accompany its request for access to the MEM and transmission capacity with the submission of a supply plan that ensures (i) at least 80% of new energy production; and (ii) sufficient physical power backing to cover up to 80% of its consumption.

2.        Basis of preparation of the consolidated financial statements

2.1. Professional accounting standards applied

The Group prepares its condensed consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (“CNV”) set forth in Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under Article 1 of this section of the Regulations, issuers of marketable securities must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which provides for the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), together with its amendments and IFRS adoption circulars that FACPCE may establish in accordance with such Technical Resolution. In particular, interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the nine-month period ended September 30, 2025 have been prepared applying the financial information framework prescribed by the CNV as mentioned in note 2.1.

In preparing these condensed consolidated financial statements, the Group has applied the main accounting policies and the significant accounting judgments, estimates and assumptions described in notes 2.3 and 2.4 to the financial statements for the year ended December 31, 2024, already issued.

These condensed consolidated financial statements contain all the necessary information for a proper understanding by users of the relevant facts and transactions that occurred after the issuance of the last annual financial statements for the year ended December 31, 2024 and up to the date of issuance of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2024.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1. Measuring unit

The interim condensed consolidated financial statements as of September 30, 2025, including comparative figures for the previous fiscal year, have been restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the Argentine Securities Commission, without this affecting the decisions taken based on the financial information for such period. Consequently, the financial statements are expressed in the current unit of measurement at the end of the reporting period.

The effects of the application of IAS 29 are disclosed in Note 2.2.2 to the consolidated financial statements for the year ended December 31, 2024, already issued.

Considering the mentioned index, the inflation was 21.97% and 101.58% for the nine-month periods ended September 30, 2025 and 2024, respectively.

2.3. Changes in significant accounting policies

New standards and interpretations adopted

Starting from the fiscal year beginning on January 1, 2025, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements:

Lack of exchangeability - Amendments to IAS 21

The amendments specify how an entity must assess whether a currency is exchangeable and how it must determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of the financial statements to understand how the lack of exchangeability of a currency affects, or is expected to affect, the entity’s financial performance, financial position, and cash flows.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendments, entities are not permitted to restate comparative information.

These amendments have not had a significant impact on the Group’s consolidated financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

3.        Operating segments

The following table provides summary information about the operating segments for the nine-month periods ended September 30, 2025 and 2024:

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Forest activity	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of September 30, 2025

Revenues	644,491,664	107,040,457	13,719,836	463,110,170	12,247,952	(456,996,417)	783,613,662
Cost of sales	(411,466,961)	(44,156,906)	(15,324,940)	(294,248,276)	(10,117,761)	289,507,826	(485,807,018)
Administrative and selling expenses	(53,939,599)	(3,838,309)	(6,726,244)	(66,619,469)	(3,684,688)	66,619,469	(68,188,840)
Other operating income	56,310,773	20,924,413	18,500,232	6,175,661	24,535	(6,175,661)	95,759,953
Other operating expenses	(4,787,919)	(4,090,724)	(4,186,958)	(10,898,440)	(5,265)	10,898,440	(13,070,866)
Operating income	230,607,958	75,878,931	5,981,926	97,519,646	(1,535,227)	(96,146,343)	312,306,891

Depreciation of property, plant and equipment	(65,408,012)	(20,290,288)	(2,515,685)	(20,324,142)	(125,287)	20,324,142	(88,339,272)
Amortization of intangible assets	(349,695)	(1,229,137)	-	(988,276)	-	988,276	(1,578,832)

Adjusted EBITDA (5)	296,365,665	97,398,356	8,497,611	118,832,065	(1,409,940)	(117,458,762)	402,224,995

Operating income							312,306,891

Other results (4)							14,349,538

Net income							326,656,429

Total assets	2,237,164,997	830,163,228	441,784,952	558,624,182	146,362,265	(558,591,446)	3,655,508,178
Total liabilities	(835,895,634)	(334,889,354)	(47,733,036)	(228,143)	(8,727,370)	228,143	(1,227,245,394)

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Forest activity	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations (3)	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of September 30, 2024

Revenues	539,030,650	113,488,348	20,657,288	474,190,225	10,597,358	(468,830,428)	689,133,441
Cost of sales	(329,564,651)	(46,588,302)	(19,037,287)	(325,122,613)	(9,761,160)	321,879,002	(408,195,011)
Administrative and selling expenses	(54,577,851)	(4,449,241)	(2,849,140)	(67,568,514)	-	67,568,514	(61,876,232)
Other operating income	94,867,381	2,826,288	17,391,449	6,399,063	124,237	(6,399,063)	115,209,355
Other operating expenses	(31,291,067)	(12,975,251)	(1,730,566)	(1,301,284)	17,688	1,301,284	(45,979,196)
Operating income	218,464,462	52,301,842	14,431,744	86,596,877	978,123	(84,480,691)	288,292,357

Depreciation of property, plant and equipment	(68,427,850)	(32,943,227)	(1,056,602)	(22,266,015)	(149,608)	22,266,015	(102,577,287)
Amortization of intangible assets	(1,515,344)	(1,237,912)	-	(933,879)	-	933,879	(2,753,256)

Adjusted EBITDA (5)	288,407,656	86,482,981	15,488,346	109,796,771	1,127,731	(107,680,585)	393,622,900

Operating income							288,292,357

Other results (4)							(178,867,306)

Net income							109,425,051

Total assets	2,118,324,122	826,646,827	436,498,077	758,030,552	7,896,000	(758,030,552)	3,389,365,026
Total liabilities	(532,888,523)	(418,522,014)	(51,566,659)	(314,426,806)	(4,959,155)	314,426,806	(1,007,936,351)

(1)	Includes information from associates.
(2)	Includes results related to the resale of gas transport and distribution capacity.
(3)	Includes adjustments and eliminations related to investments accounted for using the equity method.
(4)	Includes gain or loss on net monetary position, share of net results of associates, finance income and expenses, results from investments measured at fair value, and income tax.
(5)	Corresponds to operating income before depreciation and amortization

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

4.        Revenues

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Spot market revenues	401,383,156	337,536,562	155,214,525	118,487,267
Sales under contracts	312,698,035	276,879,399	139,004,931	91,039,798
Steam sales	37,450,931	38,103,038	14,802,281	15,282,961
Forest activity revenues	13,719,835	20,657,287	4,905,547	7,312,871
Resale of gas transport and distribution capacity	6,113,753	5,359,797	2,054,985	2,017,626
Revenues from CVO thermal plant management	12,247,952	10,597,358	3,610,221	2,818,102
Total revenues	783,613,662	689,133,441	319,592,490	236,958,625

5. Other income and expenses

5.1. Other operating income

	9 months				3 months
	01-01-2025 to 09-30-2025		01-01-2024 to 09-30-2024		07-01-2025 to 09-30-2025		07-01-2024 to 09-30-2024

	ARS 000		ARS 000		ARS 000		ARS 000

Interest earned from customers	16,053,970	(1)	33,513,760	(1)	6,646,649	(3)	7,879,633	(3)
Foreign exchange difference, net	48,438,299	(2)	53,628,592	(2)	25,840,513	(4)	11,629,083	(4)
Insurance recovery	7,359,730		5,972,104		46,794		5,972,104
Penalties applied to suppliers	4,986,078		-		4,986,078		-
Recovery related to discount of tax credits	173,411		12,865		253,468		(325,109)
Trade discounts	-		4,088,859		-		4,088,859
Gain on disposal of property, plant and equipment	-		62,109		-		8,397
Income for growth and revaluation of biological assets	17,728,481		15,688,718		5,783,258		(4,816,562)
Others	1,019,984		2,242,348		314,829		(645,133)
Total other operating income	95,759,953		115,209,355		43,871,589		23,791,272

(1)	Includes 12,963,594 and 21,588,231 related to CVO receivables for the nine-month periods ended September 30, 2025 and 2024, respectively.
(2)	Includes 49,460,798 and 49,324,107 related to CVO receivables for the nine-month periods ended September 30, 2025 and 2024, respectively.
(3)	Includes 4,277,976 and 6,201,488 related to CVO receivables for the three-month periods ended September 30, 2025 and 2024, respectively.
(4)	Includes 23,256,080 and 13,590,121 related to CVO receivables for the three-month periods ended September 30, 2025 and 2024, respectively.

5.2. Other operating expenses

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Claims expenses	(1,356,343)	(11,528,689)	(1,356,343)	491,012
Forestry expenses	(3,801,593)	(845,126)	(946,139)	(168,967)
Net charge related to the provision for lawsuits and claims (Exhibit E)	(804,405)	(1,435,223)	(358,773)	(250,596)
Trade and tax interests	(283,767)	(563,677)	(152,887)	(62,237)
Agreement with CAMMESA - Resolutions SE N° 58/2024 and 66/2024	-	(30,227,510)	-	-
Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)	(251,654)	(41,833)	(152,716)	(2,559)
Others	(6,573,104)	(1,337,138)	(5,731,834)	2,135,845
Total other operating expenses	(13,070,866)	(45,979,196)	(8,698,692)	2,142,498

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.3. Finance income

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	3,231,210	3,707,102	1,406,901	1,199,855
Net income on financial assets at fair value through profit or loss (1)	81,936,333	80,027,533	23,538,485	27,741,558
Interest rate swap income	-	125,460	-	(2,601,243)
Total finance income	85,167,543	83,860,095	24,945,386	26,340,170

(1)	Net of turnover tax of 107,981 and 460,897 for the nine-month periods ended September 30,2025 and 2024, respectively.

5.4. Finance expenses

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans	(34,386,048)	(55,415,163)	(14,411,655)	(13,594,772)
Foreign exchange differences	(142,792,298)	(104,804,520)	(71,096,459)	(31,600,783)
Bank commissions for loans and others	(3,267,176)	(3,994,424)	(884,583)	(1,115,622)
Interest rate swap expense	(1,333,024)	-	231,432	-
Others	(52,027)	(194,426)	(23,692)	(129,020)
Total finance expenses	(181,830,573)	(164,408,533)	(86,184,957)	(46,440,197)

6. Income tax

The main components of income tax for the nine-month periods ended September 30, 2025 and 2024, are as follows:

Consolidated statement of income and comprehensive income

	9 months			3 months
	01-01-2025 to 09-30-2025		01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025		07-01-2024 to 09-30-2024

	ARS 000		ARS 000	ARS 000		ARS 000

Current income tax

Income tax charge for the period	(58,680,733)		(71,192,296)	(19,763,361)		(31,254,925)
Variation between provision and tax return	30,382,566	(1)	6,030,571	-	(1)	-

Deferred income tax
Related to the net variation in temporary differences	19,777,639		(37,037,513)	40,641,630		(4,731,244)
Income tax	(8,520,528)		(102,199,238)	20,878,269		(35,986,169)

Consolidated statement of comprehensive income

Deferred income tax	-		(769,600)	-		(769,600)
Income tax charged to other comprehensive income	-		(769,600)	-		(769,600)

(1)	Includes 28,908,329 related to the inflation adjustment of tax loss carryforwards.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the applicable tax rate for the nine-month periods ended September 30, 2025 and 2024 is as follows:

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax	335,176,957	211,624,289	119,073,990	86,840,991

At statutory income tax rate 35%	(117,311,935)	(74,068,502)	(41,675,897)	(30,394,348)
Effect of dividends received from associates	-	331,838	(8,677,628)	(696,876)
Spin-off of ECOGAS Group (Note 11.2)	47,302,591	-	47,302,591	-
Effect related to the discount of income tax payable	(474,163)	16,083,442	4,646,001	5,429,400
Variation between provision and tax return	30,382,566	6,030,571	-	-
Loss on net monetary position and inflation accounting effect	14,750,085	(53,496,455)	18,034,812	(1,239,702)
Used tax-loss carryforwards	6,995,147	2,633,702	189,250	(319,495)
Share of results of associates	61,871	-	100,170	-
Others	9,773,310	286,166	958,970	(8,765,148)
Income tax for the period	(8,520,528)	(102,199,238)	20,878,269	(35,986,169)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	09-30-2025	12-31-2024	09-30-2025	09-30-2024
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	259,408	50,271	209,137	(604,136)
Other financial assets	(27,627,136)	(988,563)	(26,638,573)	101,988
Provisions and others	(12,411,243)	(13,295,431)	884,188	6,832,135
Employee benefit liability	4,495,714	4,366,146	129,568	1,011,956
Investments in associates	-	(37,168,667)	37,168,667	(4,395,241)
Property, plant and equipment - Material & spare parts - Intangible assets	(130,572,177)	(129,984,952)	(587,225)	(84,177)
Deferred tax income	(19,657,962)	(23,483,676)	3,825,714	26,765,093
Tax loss carry-forward	19,083,493	15,492,192	3,591,301	(70,079,076)
Tax inflation adjustment - Asset	316,137	5,195	310,942	(144,398)
Tax inflation adjustment - Liability	(6,052)	(889,972)	883,920	2,788,743
Deferred income tax income			19,777,639	(37,807,113)
Deferred income tax liabilities, net	(166,119,818)	(185,897,457)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	09-30-2025	12-31-2024
	ARS 000	ARS 000

Deferred income tax asset	7,160,224	7,833,165
Deferred income tax liability	(173,280,042)	(193,730,622)
Deferred income tax liability, net	(166,119,818)	(185,897,457)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7. Financial assets and liabilities

7.1. Trade and other receivables

	09-30-2025	12-31-2024
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	127,832,558	166,654,553
Receivables from shareholders (Note 10)	6,959,794	122,374
Guarantee deposits	231,781	52
	135,024,133	166,776,979

Current:

Trade receivables - CAMMESA	268,570,529	218,304,264
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	5,876,950	6,211,219
Trade receivables - Large users	23,350,924	24,458,129
Trade receivables - Forest clients	4,363,136	3,397,816
Receivables from associates and other related parties (Note 10)	39,583	101,161
Guarantee deposits (Note 15)	2,449,067	-
Other receivables	14,795,371	13,168,608
	319,445,560	265,641,197

Allowance for doubtful accounts - Exhibit E	(338,034)	(109,409)
	319,107,526	265,531,788

CVO receivables: As described in Note 1.2.a), in 2010 the Company approved an agreement with the former Energy Secretariat (the “CVO Agreement”) and effective as of March 20, 2018, CAMMESA granted commercial authorization for the combined cycle operation of the Central Vuelta de Obligado thermal power plant (the “Commercial Authorization”).

Receivables under the CVO Agreement are included in “Trade receivables - CAMMESA”. CVO receivables are denominated in US dollars and accrue interest at a rate of LIBOR plus 5%. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, for the purpose of determining the applicable interest, this rate has been replaced by the Secured Overnight Financing Rate (SOFR) published in the CME source (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%.

As a consequence of the Commercial Authorization and in accordance with the CVO agreement, the Company collects the CVO receivables in 120 equal and consecutive installments.

During the nine-month periods ended September 30, 2025 and 2024, collections of CVO receivables amounted to 67,397,239 and 78,369,966, respectively.

Information on the Group’s objectives and policies for managing credit risk is included in Note 17 to consolidated financial statements for the year ended December 31, 2024.

The breakdown by maturity of trade and other receivables as of the respective dates is as follows:

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

			Past due
	Total	To due	Hasta 90 days	91 - 180 days	181 - 270 days	270 - 360 days	Más de 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

09-30-2025	454,131,659	445,791,400	7,166,921	489,039	309,612	165,195	209,492
12-31-2024	432,308,767	426,000,316	5,934,984	179,961	155,774	812	36,920

7.2. Trade and other payables

	09-30-2025		12-31-2024
	ARS 000		ARS 000
Current

Trade and other payables	269,654,963	(1)	115,231,986
Payables to associates and other related parties (Note 10)	1,321,337		1,682,417
	270,976,300		116,914,403

(1) Includes 135,615,089 corresponding to the liability with shareholders arising from the spin-off / merger of ECOGAS Group as described in Note 11.2.

Trade payables are non-interest bearing and are normally settled within 60 days.

Information on the Group’s financial risk management objectives and policies is included in Note 17 to the consolidated financial statements for the year ended December 31, 2024, which have already been issued.

For the terms and conditions related to trade payables with related parties, refer to Note 10.

7.3. Loans and borrowings

	09-30-2025		12-31-2024
	ARS 000		ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 and 7.3.10)	215,384,087	(1)	221,115,567	(1)
Corporate bonds - CPSA Program (Note 7.3.6)	122,329,492		59,422,117	(1)
	337,713,579		280,537,684
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 and 7.3.10)	100,833,703	(1)	90,711,198	(1)
Short-term loans for import financing (Note 7.3.11)	-		2,103,771
Corporate bonds - CPSA Program (Note 7.3.6)	138,198,357	(1)	64,561,968	(1)
Bank and investment accounts overdrafts	41,055,583		26,521,099
	280,087,643		183,898,036

(1) Net of debt issuance costs.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.3.1. Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”)

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, entered into agreements with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementing entity of the Managed Co-Lending Portfolio Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

In accordance with the terms of the agreement entered into by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%, until August 15, 2023. As a consequence of the discontinuation of the LIBOR rate, which occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended the loan agreements on June 29, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments starting February 15, 2019.

In accordance with the terms of the agreement entered into by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments starting May 15, 2019.

As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00, and such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. These ratios must be maintained until the project completion date and are calculated by dividing the sum of EBITDA for the most recent four financial quarters prior to the calculation date by the sum of all scheduled debt payments due in those same four quarters.

In addition, as a guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have a pledge in favor of IFC and IIC with a first degree recording on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the

“Guarantee Agreement” under which CPSA fully, unconditionally and irrevocably guarantees, as principal debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the project compliance date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of February 16, 2023, CP La Castellana and CP Achiras have fulfilled all the requirements and conditions to certify the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) it shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras;

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) the Company shall maintain (x) directly or indirectly, at least fifty point one percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As a result of the merger between CPSA and CPR described in Note 10, as from October 1, 2025, the obligations originally assumed by CPR are fulfilled by CPSA. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras.

As of September 30, 2025, the Group has met such obligations.

Under the executed trust guarantee agreement, as of September 30, 2025 and as of December 31, 2024, there are trade receivables with specific assignment amounting to 7,458,398 and 5,364,735, respectively.

As of September 30, 2025 and as of December 31, 2024, the balance of these loans amounts to 98,900,940 and 100,609,623, respectively.

7.3.2. Loan from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019, the Company entered into a loan agreement with KfW for an amount of up to USD 56 million to finance the acquisition of two gas turbines, equipment and related services corresponding to the Luján de Cuyo cogeneration plant project.

In accordance with the terms of the agreement, the loan accrues an interest rate of LIBO plus 1.15%. Due to the discontinuation of the LIBO rate, which occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments starting six months after the commissioning of the gas turbines and their equipment.

Pursuant to the loan agreement, among other obligations, CPSA must maintain a leverage ratio of no more than 3.5:1.00 as of December 31 of each year. The Company has complied with this requirement.

As of September 30, 2025 and December 31, 2024, the balance of this loan amounted to 28,898,407 and 28,688,932, respectively.

7.3.3. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, signed a loan agreement with IFC, acting on its own behalf, as Eligible Hedge Provider and as implementing entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement signed with Vientos La Genoveva S.A.U., this loan accrued an interest rate equal to LIBO plus 6.50% until August 15, 2023. Due to the discontinuation of the LIBO rate, which occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 55 consecutive installments starting November 15, 2020.

As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has committed to maintain a Historical Senior Debt Service Coverage Ratio of at least 1.05:1.00, and such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. Such ratio is calculated by dividing the sum of the EBITDA for the most recent four financial quarters prior to the calculation date by the sum of all scheduled debt payments due in those four quarters.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In addition, as a guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has granted a first-priority pledge in favor of IFC with a first-ranking registration on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement”) by which CPSA fully, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the project compliance date, hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA had committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

On November 29, 2024, Vientos La Genoveva S.A.U. fulfilled all the requirements and conditions necessary to confirm the occurrence of the project completion date, as a result of which the Guarantee Agreement granted by CPSA was released.

Finally, there are certain requirements that Vientos La Genoveva S.A.U. must meet in order to distribute dividends.

As of September 30, 2025, the Group has met all the above-mentioned requirements.

Pursuant to the signed guarantee trust agreement, as of September 30, 2025 and as of December 31, 2024, there are trade receivables with specific assignments amounting to 3,755,535 and 2,790,826, respectively.

As of September 30, 2025 and as of December 31, 2024, the balance of the loan amounted to 73,777,516 and 71,371,489, respectively.

7.3.4. Loan from Banco de Galicia y Buenos Aires S.A. to the subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, the subsidiary Vientos La Genoveva II S.A.U. signed a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the terms of the agreement, the loan accrued interest at a rate equal to LIBO plus 5.95%. Due to the discontinuation of the LIBO rate on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. executed an amendment to the loan agreement on July 21, 2023, whereby the interest rate was changed to SOFR plus a fixed CAS of 0.42826%, effective as of July 24, 2023. The loan is amortizable quarterly in 26 installments, starting from the ninth calendar month following the disbursement date.

Under this loan agreement, the subsidiary Vientos La Genoveva II S.A.U. had committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 until the end of June 2025 and 2.25 thereafter, and (ii) an EBITDA to financial debt service ratio above 1.00 until the end of June 2025 and 1.10 thereafter, both until full repayment of the outstanding amounts. On June 18, 2025, following the amendment granted by Banco de Galicia y Buenos Aires S.A. in connection with the merger of CPRES, CP Manque S.A.U., and CP Los Olivos

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

S.A.U., Vientos La Genoveva II S.A.U. committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 and (ii) an EBITDA to financial debt service ratio above 1.00, both until full repayment of the outstanding amounts. Finally, there are certain requirements that the subsidiary must meet in order to distribute dividends. As of September 30, 2025, the subsidiary has complied with the aforementioned requirements.

On May 24, 2019, CPRES (a company now absorbed by Vientos La Genoveva II S.A.U.) signed a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to finance the construction of the “La Castellana II” wind farm. According to the terms of the agreement, the loan accrued a fixed interest rate of 8.5% during the first year, increasing by half a percentage point annually until the sixty-first interest period, and is amortizable quarterly in 25 installments starting May 24, 2020.

Under the loan agreement, the subsidiary CPRES had committed to maintain certain financial ratios until full repayment of the outstanding amounts. From June 29, 2024, to June 28, 2025, the subsidiary CPRES obtained waivers for compliance with such ratios and other obligations under the agreement, in relation to losses due to claims included under “Other operating expenses” in the statement of profit or loss for the year ended December 31, 2024. As a result of the corporate reorganization through which CPRES was absorbed by Vientos La Genoveva II S.A.U., since June 18, 2025, the applicable ratios are those previously mentioned in connection with the loan granted to Vientos La Genoveva II.

Furthermore, as collateral for the obligations assumed, the subsidiary Vientos La Genoveva II S.A.U. maintains a first-ranking pledge in favor of Banco de Galicia y Buenos Aires S.A. over the financed assets.

Other related agreements and documents, such as the Guarantee Agreement (the “Fianza”), under which CPSA fully, unconditionally, and irrevocably guaranteed, as principal debtor, all payment obligations assumed by Vientos La Genoveva II S.A.U. and CPRES until full repayment of the guaranteed obligations or until the project reaches its project compliance date, whichever occurs first, share pledge agreements, turbine pledge agreements, direct agreements, and promissory notes have been executed.

On September 3, 2021, Vientos La Genoveva II S.A.U. and CPRES fulfilled all the requirements and conditions necessary to certify the occurrence of the project compliance date, and therefore the Guarantee Agreement granted by CPSA was released.

As of September 30, 2025 and December 31, 2024, the outstanding balance of these loans amounted to 11,643,165 and 18,081,273, respectively.

7.3.5. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of the Thermal Station Brigadier López, the Company assumed the role of settlor under the financial trust previously signed by Integración Energética Argentina S.A., which was the former owner of the plant. The financial debt balance at the transfer date of the plant was USD 154,662,725.

In accordance with the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever was greater, and was amortized monthly. On April 5, 2022, the outstanding balance was fully repaid.

Under the financial trust agreement, as of September 30, 2025 and as of December 31, 2024, there are trade receivables with specific assignment amounting to 884,757 and 1,079,105, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

During December 2024, CPSA initiated arbitration proceedings before the Buenos Aires Stock Exchange to recover the amounts corresponding to the reserve fund and proceed with the subsequent dissolution of the financial trust.

7.3.6. CPSA Notes Program

On July 31, 2020, the Extraordinary General Shareholders’ Meeting of the Company approved the creation of a new global program for the issuance of notes for a maximum outstanding amount at any time during the term of the program of USD 500,000,000 (or its equivalent in other currencies), to be issued as short-, medium- or long-term notes, simple, non-convertible into shares, under the terms of the Negotiable Obligations Law (the “Program”). Additionally, the Board of Directors was granted authority to determine and establish the conditions of the Program and of the negotiable obligations to be issued under it, insofar as such conditions were not expressly determined by the shareholders’ meeting. On October 29, 2020, the CNV approved the creation of the aforementioned Program. On June 11, 2025, the CNV approved the extension of the Program’s term until October 29, 2030 and the increase of the Program’s amount up to USD 1,000,000,000.

Under this Program, the Company issued three types of securities: (a) on September 17, 2023, the subscription and settlement of Class A Negotiable Obligation (NO) took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of this NO are as follows: (i) nominal value issued: USD 37,232,818, (ii) interest rate, determined through bidding: 7%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 30 months from September 17, 2023, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A. (b) on October 17, 2023, the subscription and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B NO) took place, denominated, issued, and payable in U.S. dollars abroad, under the Reg S scheme. The characteristics of this bond are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 10%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 24 months from October 17, 2023, and (vi) applicable law and deposit location: New York, Euroclear; and (c) on August 25, 2025, the subscription and settlement of Class C NO took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of this NO are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 8%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 48 months from August 25, 2025, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A.

On October 20, 2023, the Company decided to reopen Class A NO, a procedure that allows offering in the market a security that replicates all the conditions of the previously offered instrument, incorporating the interest rate determined in the original offering (7%) and bidding the price. As a result of this process, the Company issued an additional USD 10,000,000 for Class A NO, with an issuance price of 102.9%. Thus, the total nominal value of Class A amounts to USD 47,232,818.

On August 28, 2025, the Company decided to reopen Class C NO, issuing an additional USD 39,067,309 with an issuance price of 100.06%. Therefore, the total nominal value of Class C amounts to USD 89,067,309.

On October 17, 2025, Class B NO was fully canceled.

7.3.7. CPSA´s Share Buyback Programs

On August 24, 2023, the Company's Board of Directors approved the creation of a share buyback program for the acquisition of the Company’s own shares in accordance with applicable regulations, for a maximum amount of up to USD 10,000,000 or the lower amount resulting from acquiring up to 10% of the share capital and period of 180 consecutive days counted from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The acquisition procedures could be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, based on the average of the previous 90 trading days. The maximum price to be paid for the shares was USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. Under this program, the Group repurchased 2,552,027 shares for a total amount of 1,605,160.

On September 25, 2025, the Company's Board of Directors approved the creation of a new share buyback program for the acquisition of the Company’s own shares, in accordance with applicable regulations, for a maximum amount of up to USD 20,000,000 or the lower amount resulting from acquiring up to 10% of the share capital and for a period of 180 consecutive days counted from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension.

The acquisition procedures may be conducted by the Company and/or its subsidiaries, with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, based on the average of the previous 90 trading days. The maximum price to be paid for the shares is USD 11 per ADR in the NYSE and up to a maximum of ARS 1,500 per share in BYMA, which was increased to ARS 1,750 per share as per the decision of the Company's Board of Directors on October 23, 2025. As of September 30, 2025, the Group repurchased 240,000 shares under this program for a total amount of 298,024.

The transactions conducted through these programs have been recorded as acquisitions of treasury shares in accordance with IAS 32. Therefore, the consideration paid for such shares was recognized directly in equity under “Other equity accounts.”

7.3.8. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. signed a contract with Mitsubishi Corporation for the installation of a turnkey combined cycle power plant. The original agreement included financing of USD 192.5 million for 12 years from the provisional acceptance of the project, with a fixed annual interest rate of 7.42% and semiannual amortization of principal and interest.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed to the restructuring of this liability. Among the main restructuring conditions, the following stand out: waiver of accrued and accumulated interest as of September 30, 2014 amounting to USD 66,061,897; rescheduling of principal of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be fully repaid before December 15, 2032; a minimum annual payment of USD 3,000,000 in principal, in quarterly installments; a fixed annual interest rate of 0.25%; and certain restrictions on dividend payments.

Considering the restrictions imposed at the time by the Central Bank of Argentina (see Note 13), several amendments to the loan agreement have been executed since September 30, 2020.

The loan includes certain financial covenants, which as of September 30, 2025, have been fully complied with by Central Costanera S.A. Moreover, as a guarantee of the obligations undertaken, Central Costanera S.A. maintains a pledge in favor of Mitsubishi Corporation with a first-ranking registration on the financed asset, the amount of which has varied depending on the refinancing obtained.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of September 30, 2025 and December 31, 2024, the outstanding balance of the liability amounted to 46,153,262 and 42,055,079, respectively.

7.3.9. Loan from Equinor Wind Power AS

As a result of the acquisition of the Guañizuil II A solar park, the Group assumed the liability corresponding to the loan granted to the subsidiary Cordillera Solar VIII S.A., currently renamed CP Cordillera Solar S.A. (“CPCS”) by its former shareholder Equinor Wind Power AS for a principal amount of USD 62,199,879 and interest of USD 8,983,951. As collateral for this loan, CPCS had previously granted a first-ranking pledge over certain property, plant, and equipment of said company in favor of Equinor Wind Power AS.

On October 18, 2023, both parties agreed to a refinancing plan for a period of 24 months starting from the refinancing date, at an annual rate of 9%. Additionally, on that date, CPCS repaid a principal amount of USD 40 million with the funds obtained through the loan detailed in Note 7.3.10.

Moreover, as a result of the acquisition, the Group assumed the liability for the Junior Shareholder Loan Agreement granted to CPCS with an outstanding balance of USD 1,768,897, which on October 18, 2023, was refinanced at a 9% annual rate, to be repaid 24 months after the refinancing date.

On September 6 and October 7, 2024, both loans were fully repaid, and the associated guarantees were canceled.

7.3.10. Loan from Banco Santander International

On October 18, 2023, the subsidiary CPCS entered into a loan agreement with Banco Santander International for an amount of USD 40 million at an annual rate of 6.5%, to be repaid 24 months after the loan granting date.

As of September 30, 2025 and December 31, 2024, the loan balance amounted to 56,844,500 and 51,020,368, respectively.

On October 20, 2025, the loan was fully repaid at maturity.

7.3.11. Short-term loans for import financing

On November 4, 2024, the subsidiary Central Costanera S.A. entered into a short-term loan agreement with Banco Santander S.A. (Uruguay) for a total amount of USD 36,318 to finance the import of materials and equipment. This loan accrued interest at an effective annual interest rate of 7%, with a scheduled maturity date of May 5, 2025. The loan was fully repaid at maturity.

As of December 31, 2024, the subsidiary Vientos La Genoveva II S.A.U. maintained various short-term loans with Banco Santander S.A. (Uruguay) totaling USD 1,353,776. These loans accrued interest at an effective annual interest rate of 7%, with maturities between January 28, 2025 and March 9, 2025. The aforementioned loans were intended to finance the acquisition of solar trackers, panels, inverters, and transformation centers to be installed at the San Carlos solar park and were repaid at maturity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.4. Quantitative and qualitative information on fair values

Valuation techniques

The fair value reported for financial assets represents the amount at which the instrument could be exchanged in regular transaction between mutually consenting parties, and not in a forced or liquidation transaction. The following methods and assumptions were used to estimate the fair values:

Management has assessed that the fair values of current trade receivables approximate their carrying amounts, largely due to the short-term maturities of these instruments.

The Group assesses long-term receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors for each transaction and the creditworthiness of the customer.

The fair value of quoted debt securities, mutual funds, stocks and negotiable bonds is based on the quoted prices as of the reporting period end date.

The fair value of debts and loans accruing interest approximates their book value.

Fair value hierarchy

The following table shows the fair value hierarchy of financial assets measured at fair value on a recurring basis as of September 30, 2025 and 2024:

	Measurement date	Fair value measurement using:
As of September 30, 2025		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	09.30.2025	42,049,931	42,049,931	-	-
Public debt securities	09.30.2025	283,137,964	283,137,964	-	-
Stocks and corporate bonds	09.30.2025	6,573,950	6,573,950	-	-
Interest rate swap	09.30.2025	5,459,867	-	5,459,867	-
Interest in companies	09.30.2025	111,752,081	111,752,081	-	-
Total financial assets measured at fair value		448,973,793	443,513,926	5,459,867	-

	Measurement date	Fair value measurement using:
As of December 31, 2024		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2024	15,722,629	15,722,629	-	-
Public debt securities	12.31.2024	274,662,738	274,662,738	-	-
Stocks and corporate bonds	12.31.2024	1,438,104	1,438,104	-	-
Interest rate swap	12.31.2024	8,091,501	-	8,091,501	-
Interest in companies	12.31.2024	10,216,984	10,216,984	-	-
Total financial assets measured at fair value		310,131,956	302,040,455	8,091,501	-

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

There were no transfers between hierarchies nor significant variations in asset values.

The information on the Group’s objectives and financial risk management policies is included in note 17 to the consolidated financial statements for the year ended December 31, 2024, which have already been issued.

8.        Non-financial assets and liabilities

8.1. Other non-financial assets

	09-30-2025	12-31-2024
	ARS 000	ARS 000
Non-current:

Tax credits	26,215	99,489
Income tax credits	601,213	733,277
Prepayments to vendors	10,018,450	5,384
	10,645,878	838,150
Current:

Upfront payments of inventories purchases	12,585,541	29,489,921
Prepayment insurance	2,519,149	3,204,218
Tax credits	11,471,806	8,953,134
Others	7,541,741	1,797,876
	34,118,237	43,445,149

8.2.        Other non-financial liabilities

	09-30-2025	12-31-2024
	ARS 000	ARS 000

Non-current:

VAT payable	22,756,517	28,880,876
Tax on bank account transactions payable	1,431,834	1,345,210
	24,188,351	30,226,086

Current:

VAT payable	47,654,774	32,422,305
Turnover tax payable	1,778,495	854,620
Income tax withholdings payable	1,613,418	1,166,923
Concession fees and royalties	402,428	702,970
Tax on bank account transactions payable	3,601,454	2,140,792
Others	767,801	51,355
	55,818,370	37,338,965

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

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CENTRAL PUERTO S.A.

8.3. Compensation and employee benefits liabilitie

	09-30-2025	12-31-2024
	ARS 000	ARS 000

Non-current:

Employee long-term benefits	10,413,152	9,353,812

Current:

Employee long-term benefits	3,490,531	4,257,270
Vacation and annual statutory bonus	16,363,606	14,461,239
Contributions payable	2,909,115	4,407,950
Bonus accrual	12,880,785	17,815,745
Others	419,115	371,278
	36,063,152	41,313,482

9. Equity reserves

On January 2, 2024, the Company’s Board of Directors decided to partially release the voluntary reserve intended for dividend payments so as to distribute a dividend equivalent to 5.75 ARS per share (value in historical currency).

On April 30, 2024, the Shareholders’ Meeting of the Company approved an increase in the legal reserve in the amount of 19,660,083 and resolved to allocate the remaining unappropriated earnings as of December 31, 2023 to increase the voluntary reserve in order to be applied to future dividend payments based on the evolution of the Company’s financial condition and in accordance with the Company’s current dividend distribution policy.

On November 7, 2024, the Company´s Board of Directors decided to partially release the voluntary reserve intended for dividend payments so as to distribute a dividend equivalent to 39.47 ARS per share (value in historical currency).

On April 30, 2025, the Company’s Shareholders’ Meeting approved an increase in the legal reserve in the amount of 2,721,366 and resolved to allocate the remaining unappropriated earnings as of December 31, 2024 to increase the voluntary reserve for dividend payments, based on the evolution of the Company’s financial condition and in accordance with its current dividend distribution policy.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

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CENTRAL PUERTO S.A.

10. Information on related parties

The following table presents the transactions and the accounts payable to/receivable from related parties as of the corresponding period/year:

		Income	Expenses	Receivables, Other financial and non-financial assets	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Distribuidora de Gas Cuyana S.A	09-30-2025	43,920	11,819,743	-	1,321,337
	09-30-2024	236,410	10,374,274	-	1,817,864
	12-31-2024	366,565	15,350,450	-	1,682,417

Energía Sudamericana S.A.	09-30-2025	9,908	-	-	-
	09-30-2024	-	-	-	-
	12-31-2024	44,968	-	33,293	-

Related companies:

RMPE Asociados S.A.	09-30-2025	1,055	9,470,644	3,284,183	-
	09-30-2024	63,158	6,529,927	976,173	-
	12-31-2024	2,360	8,526,430	38	-

RPU Agropecuaria S.A.	09-30-2025	2,619	-	-	-
	09-30-2024	-	-	-	-
	12-31-2024	2,866	-	-	-

Full Logistics S.A.	09-30-2025	-	-	-	-
	09-30-2024	-	-	-	-
	12-31-2024	9,218	-	43,493	-

M. Dodero Compañía General de Servicios S.A.	09-30-2025	42,113	-	39,552	-
	09-30-2024	-	-	-	-
	12-31-2024	5,092	-	24,337	-

Minera Cordillera S.A.	09-30-2025	68,417	-	6,800	-
	09-30-2024	-	-	-	-
	12-31-2024	-	-	-	-
Totales	09-30-2025	168,032	21,290,387	3,330,535	1,321,337
	09-30-2024	299,568	16,904,201	976,173	1,817,864
	12-31-2024	431,069	23,876,880	101,161	1,682,417

Balances and transactions with shareholders

As of September 30, 2025 and December 31, 2024, there is a balance with shareholders of 6,959,794 and 122,374, respectively, corresponding to the personal property tax paid by the Company under the substitute taxpayer regime.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

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The transactions with shareholders related to the spin-off and merger process of ECOGAS Group are described in Note 11.2.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the nine-month periods ended September 30, 2025 and 2024, the Company has not recognized any impairment losses on related party receivables. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

During the nine-month periods ended September 30, 2025 and 2024, the Group sold 0.22% and 2.92%, respectively, of its equity interest in subsidiaries, without losing control over such entities. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity.

On January 7, 2025, the Shareholders’ Meeting of the subsidiary CPR approved the redemption of all shares held by the minority shareholders of said company, with the exception of one share retained by Vientos la Genoveva II S.A.U., pursuant to Article 220, paragraph 1 of the General Companies Law ("LGS"), and voluntarily reduced the share capital in accordance with Article 203 of the LGS. Subsequently, on March 31, 2025, CPSA acquired from Vientos La Genoveva II S.A.U. the remaining CPR share. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity.

On March 31, 2025, the Board of Directors of CPSA approved the implementation of a corporate reorganization whereby, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA absorbs the assets and liabilities of the subsidiary CPR. Since CPSA holds 100% of CPR’s shares, CPSA’s equity does not increase as a result of the merger, while the subsidiary CPR will be dissolved without liquidation. On May 22, 2025, the corporate reorganization was approved by the respective Shareholders’ Meetings. The effective date of the merger was set for October 1, 2025, once the precedent conditions established in the Definitive Merger Agreement were fulfilled and after the corporate reorganization was approved by the CNV on September 10, 2025.

11. Contracts, acquisitions and agreements

11.1. Acquisition of interest in AbraSilver Resource Corp

On January 31, 2025, Proener S.A.U. made an additional share subscription in the amount of 25,741,477 Canadian dollars, through which its equity interest in AbraSilver Resource Corp. increased to 9.9%.

AbraSilver Resource Corp. is a company listed on the Canadian stock exchange and holds the Diablillos silver and gold mining project located in northwestern Argentina. The investment is measured at fair value as of the reporting date and classified under "Other Financial Assets - Non-Current".

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11.2. Share Exchange Offer and Spin-off of the ECOGAS Group

On December 19, 2024, Ecogas Inversiones S.A. ("Ecogas") launched a public offer for  subscription of shares in kind and a voluntary exchange offer, consisting of: (i) a voluntary public offer to exchange shares of Distribuidora de Gas Cuyana S.A. ("DGCU") for new ordinary shares of Ecogas at an exchange ratio of 15.83467388 DGCU shares for each new Ecogas share; and (ii) a voluntary public offer to exchange shares of Distribuidora de Gas del Centro S.A. ("DGCE") for new ordinary shares of Ecogas at an exchange ratio of 12.55431094 DGCE shares for each new Ecogas share. The settlement date for the share exchange was January 17, 2025. As a result of the exchange offer, from that date the Group had a direct interest of 26.17% in Ecogas, while maintaining a 17.20% direct interest in DGCE. The effects of this transaction, amounting to 64,399,243, were recognized under the line item "Share of the profit of associates" in the statement of income and comprehensive income for the nine-month period ended September 30, 2025.

On March 31, 2025, the Board of Directors of CPSA approved to move forward with a corporate reorganization whereby, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA spins off its equity interest in the ECOGAS Group companies and 305,000 in cash, to be absorbed by Ecogas Inversiones S.A. On May 22, 2025, the corporate reorganization was approved by the respective Shareholders’ Meetings. The effective date of this spin-off-merger was set for October 1, 2025, once the precedent conditions set forth in the Definitive Spin-off – Merger Agreement had been fulfilled and after CNV approval on September 10, 2025. The shares issued by Ecogas Inversiones S.A. in exchange for the incorporation of the spun-off assets were received directly by CPSA shareholders, at a ratio of 1 Ecogas Inversiones S.A. share for every 18.6694 CPSA shares.

As of September 30, 2025, the holdings in the ECOGAS Group and the cash amounting to 305,000 are presented as “Assets available for distribution” in the consolidated statement of financial position and have been measured at the lower of carrying amount and fair value in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” In addition, the Company recognized under “Trade and other payables” a liability to its shareholders at fair value to reflect the obligation to deliver these assets because of the spin-off; the corresponding offsetting entry was recorded in equity.

On October 1, 2025 (effective date of the spin-off-merger), the Company settled the mentioned liability by delivering the assets available for distribution.

11.3. Acquisition of Cafayate solar farm

On August 20, 2025, the Company entered into an agreement with Canadian Solar Energy Group B.V. and Canadian Solar UY Holding Latam S.A. for the acquisition of 100% of the equity interests and voting rights of Fieldfare Argentina S.R.L. (currently named as PS Cafayate S.R.L.). The transaction was closed on September 2, 2025. The acquired company is the owner and operator of the Cafayate solar farm, located in the Province of Salta, with an installed capacity of 80 MW and a generation capacity of 220 GWh. The Company accounted for this transaction as an asset acquisition.

12. Tax inflation adjustment

Pursuant to Law No. 27,468, as amended by Law No. 27,430, for the determination of the amount of taxable net income for fiscal years commencing on or after January 1, 2019, the inflation adjustment calculated by applying the provisions set forth in the income tax law may be added to or deducted from the taxable result of the fiscal year. This adjustment will only be applicable (a) if the cumulative variation of the consumer price

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index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal years commencing from January 1, 2018, if the accumulated IPC variation exceeds 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third fiscal year commencing from January 1, 2018, which must be calculated in case the conditions mentioned in paragraphs (a) and (b) are met, shall be allocated one-sixth in that fiscal year and the remaining five-sixths, in equal parts over the five immediately following fiscal years.

As of December 31, 2019 and during the following fiscal years, such conditions had already been met. Consequently, the current and deferred income tax has been recognized in the fiscal year ended December 31, 2019 incorporating the effects derived from the application of the tax inflation adjustment in accordance with the provisions of the income tax law.

13. Measures in the Argentine economy

On December 10, 2023, new government authorities took office and issued a series of measures, whose main objectives included: regulatory flexibility to foster economic development, reducing various expenses to lower the fiscal deficit, reduction of subsidies, among others. In the context of the new government, a significant devaluation of the Argentine peso occurred, reflected in the official exchange rate.

During 2024 and 2025, the national government took actions to achieve fiscal balance, which allowed it to quickly achieve a primary and financial surplus in relation to the Gross Domestic Product, and to initiate a process to slow down inflation.

Passing of Law No. 27,742 “Law of Bases”

On June 28, 2024, Law No. 27,742 (“Law of Bases”) was enacted, which came into force after its enactment by the Executive Power.

Regarding energy, the Law of Bases modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, electricity, among others. These changes are projected with the aim of reconfiguring the relationship between the government and the market so as to give predominance to private initiatives in order to gain in competitive terms and maximize the profits obtained.

In this regard, the Law of Bases enables the Executive Power to modify the Laws No. 15,336 on Electrical Energy and No. 24,065 on the Regulatory Framework of Electric Energy, by guaranteeing the following bases:

–	Free international trade of electricity.

–	Free trade, competition and expansion of markets, and the possibility for the final user to choose their supplier.

–	A clear breakdown of the charges payable by the end user.

–	The development of electricity transportation infrastructure through open, transparent, efficient and competitive mechanisms.

–	The review of administrative structures of the electricity sector, modernizing and professionalizing them.

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The Law of Bases merges the gas and electricity regulators (ENRE and Enargas) into one National Gas and Electricity Regulatory Entity, which will retain the same functions as the existing entities. In this regard, on July 7, 2025, the Executive Power issued Executive Order No. 452/2025, through which the new regulatory entity was formally established.

Foreign exchange market

Since December 2019, the Central Bank of Argentina (BCRA) had issued a series of communications indefinitely extending foreign exchange regulations, which included controls on exports and imports, as well as the requirement for prior BCRA authorization to access the foreign exchange market for the remittance of profits and dividends abroad, among other restrictions. In particular, the refinancing of foreign financial debt was required under certain conditions. The effects of these regulations on the Group’s loans as of September 30, 2025, are described in Note 7.3.8.

Following the inauguration of the new national government on December 10, 2023, restrictions on payments for imports cleared through customs as from December 13, 2023 were eased, although some of the BCRA-imposed restrictions on access to the Single and Free Exchange Market (MULC) and foreign exchange operations remained in place.

Subsequently, on April 11, 2025, the national government implemented a set of measures aimed at easing the regulatory framework governing access to the foreign exchange market. These measures included: (i) the establishment of a floating exchange rate band within which the U.S. dollar may fluctuate in the market, initially set between 1,000 and 1,400 pesos, with monthly adjustments of 1% to the band limits; (ii) the elimination of the program that allowed export proceeds to be settled using a split mechanism of 80% through the official market and 20% through the financial market; (iii) the removal of foreign exchange restrictions applicable to individuals, including the monthly purchase limit of 200 U.S. dollars in the official market, as well as cross restrictions under BCRA Communication “A” 7340 (notwithstanding that BCRA Communication “A” 8336 introduced new cross restrictions for individuals, under which individuals cannot purchase securities settled in foreign currency for 90 days after accessing MULC), and the elimination of the tax surcharge on foreign currency purchases in the official market, while maintaining it for tourism and credit card payments; (iv) the authorization for Argentine companies to distribute dividends to foreign shareholders for fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions; and (vi) a one-time elimination of the 90-day retroactive period under Communication “A” 7340 applicable to legal entities, allowing them to resume access to the foreign exchange market under normal conditions.

Income Tax

On June 16, 2021, the Argentine Executive Power enacted Law No. 27,630, which established changes in the corporate income tax rate for the fiscal periods commencing on or after January 1, 2021. This law establishes payment of the tax based on a structure of staggered rates based on the level of accumulated taxable net income. The threshold amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2024 the applicable scale is the following: 25% up to an accumulated taxable net income of 34.7 million Ps.; 30% for the excess of such amount up to 347 million Ps.; and 35% for the excess of such amount. Meanwhile, for fiscal year 2025 the applicable scale is the following: 25% up to an accumulated taxable net income of 101.7 million Ps.; 30% for the excess of such amount up to 1,016.8 million Ps.; and 35% for the excess of such amount.

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Investment Promotion Plan

In order to boost the productive structure while generating employment and fiscal resources, the national government implemented in 2024 the “Large Investment Incentive Regime” (RIGI), established under the Law of Bases, which will grant tax benefits, access to foreign currency for imports, and, under certain conditions, allow the remittance of profits to those investment projects that are submitted and approved, corresponding to certain strategic sectors capable of generating exports in the medium and long term.

14. Restrictions on income distribution

Pursuant to the General Companies Law and the Bylaws, 5% of the profits of the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

The profits distributed to individuals residing in Argentina or abroad, and to foreign legal entities, are subject to a withholding of 7% as a dividend tax, provided that such profits correspond to fiscal years closed after December 31, 2017.

In addition, certain loan agreements establish requirements for the distribution of dividends (see Notes 7.3.1, 7.3.3, 7.3.4 and 7.3.8).

15. Guarantees granted

Pursuant to Decree No. 718/24 issued by the National Executive Branch (see Note 1.2.a), on September 3, 2024, CPSA submitted a surety bond in the amount of USD 4,500,000 as a guarantee for the extension of the Concession Agreement of the Piedra del Águila Hydroelectric Complex, with a maximum term until December 28, 2025.

On March 19, 2009, the Group entered into a pledge agreement with the Secretariat of Energy to secure its obligations in favor of the FONINVEMEM trusts under the operation and maintenance agreement of the Timbúes and Manuel Belgrano power plants, whereby it pledged 100% of the shares in TSM and TMB.

Additionally, the shares acquired by the Group in Central Costanera S.A. are subject to a pledge, and the Group is carrying out the necessary procedures to cancel it.

In connection with the agreements described in Notes 7.3.10 and 7.3.11, the Group has provided T-Bills as performance guarantees, which are included in the balance of other financial assets. As of the date of issuance of these financial statements, given the settlement of the aforementioned loans, these guarantees have been released.

Furthermore, the Group has granted guarantees for the performance of the agreements described in Notes 1.2.a) and 18.3 to the consolidated financial statements for the fiscal year ended December 31, 2024, already issued, and in Notes 7.3.1, 7.3.3, 7.3.4, and 7.3.8.

The Group has delivered deferred payment checks for 2,449,067 as bid security for the projects awarded under Resolution S.E. No. 67/2025 (see Note 1.2.d).

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CENTRAL PUERTO S.A.

16. Subsequent events

No events or transactions occurred between the end of the reporting period and the date of issuance of these financial statements that may significantly affect such financial statements.

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EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

	09-30-2025
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	520,497,262	386,063	-	-	520,883,325
Electric power facilities	2,366,294,491	100,959,839	16,335,926	(2,520,648)	2,481,069,608
Wind turbines	564,911,697	-	-	-	564,911,697
Gas turbines	62,108,150	-	-	-	62,108,150
Construction in progress	343,500,476	112,917,781	(188,516)	(46,770)	456,182,971
Other	125,083,365	2,105,816	(16,147,410)	(62,265)	110,979,506
Total 09-30-2025	3,982,395,441	216,369,499	-	(2,629,683)	4,196,135,257

	09-30-2025					12-31-2024
	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	82,452,772	13,529,106	-	95,981,878	424,901,447	438,044,490
Electric power facilities	1,362,528,356	66,294,505	(2,226,378)	1,426,596,483	1,054,473,125	1,003,766,135
Wind turbines	150,736,601	21,332,116	-	172,068,717	392,842,980	414,175,096
Gas turbines	-	-	-	-	62,108,150	62,108,150
Impairment of gas turbines (1)	35,215,132	-	-	35,215,132	(35,215,132)	(35,215,132)
Impairment of electric power facilities, lands and buildings, construction in progress and others (1)	293,090,086	(15,132,406)	-	277,957,680	(277,957,680)	(293,090,086)
Construction in progress	-	-	-	-	456,182,971	343,500,476
Other	85,116,941	2,315,951	(43,816)	87,389,076	23,590,430	39,966,424
Total 09-30-2025	2,009,139,888	88,339,272	(2,270,194)	2,095,208,966	2,100,926,291
						1,973,255,553

(1) See note 2.3.8. to the issued financial statements as of December 31, 2024.

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EXHIBIT B

INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

	09-30-2025						12-31-2024
	Cost	Amortization and impairment
	At the beginning and at the end	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
Concession right	402,587,720	402,121,461	3.3	349,695	402,471,156	116,564	466,259
Transmission lines and electrical substations for wind farms	32,891,324	10,788,248	5	1,246,389	12,034,637	20,856,687	22,103,076
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	201,768,784	156,856,461	-	-	156,856,461	44,912,323	44,912,323
BL contracts impairment(1)	-	29,835,921	-	-	29,835,921	(29,835,921)	(29,835,921)
Transmission lines and electrical substations for wind farms impairment (1)	-	182,369	5	(17,252)	165,117	(165,117)	(182,369)
Total 09-30-2025	637,247,828	599,784,460		1,578,832	601,363,292	35,884,536
							37,463,368

(1) See note 2.3.8. to the issued financial statements as of December 31, 2024.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT E

ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

	09-30-2025						12-31-2024
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	12,490,319	-	-		-	12,490,319	12,490,319

Trade and other receivables

Allowance for doubtful accounts - Trade receivables	109,409	253,918	(23,029)	(1)	(2,264)	338,034	109,409
Total 09-30-2025	12,599,728	253,918	(23,029)		(2,264)	12,828,353
Total 12-31-2024	10,343,057	1,603,370	(56,331)	(1)	-		12,599,728

LIABILITIES
Provisions
Current

Provision for lawsuits and claims	3,586,105	804,405	(645,867)	(1)	-	3,744,643	3,586,105
Total 09-30-2025	3,586,105	804,405	(645,867)		-	3,744,643
Total 12-31-2024	4,070,775	2,863,109	(2,593,567)	(1)	(956,186)		3,586,105

(1) Income (loss) for exposure to change in purchasing power of currency for the year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT F

COST OF SALES

FOR THE NINE AND THREE-MONTH PERIODS ENDED

AS OF SEPTEMBER 30, 2025 AND 2024

	9 months		3 months
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Inventories and biological assets at the beginning of each period	302,523,295	294,607,851	316,742,554	319,014,052
Purchases and operating and forest production for each period:

– Purchases	190,556,557	88,304,125	101,860,975	33,260,891
– Operating expenses (Exhibit H)	299,541,494	311,165,648	94,202,120	101,965,973
– Forest production (Exhibit H)	9,113,499	14,413,163	3,090,869	8,135,995
– Forest growth and revaluation of biological assets	17,728,481	15,688,718	5,783,258	(4,816,562)
	516,940,031	429,571,654	204,937,222	138,546,297

Inventories and biological assets at the end of each period	(333,656,308)	(315,984,494)	(333,656,308)	(315,984,494)
Total cost of sales	485,807,018	408,195,011	188,023,468	141,575,855

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT G

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

		09-30-2025				12-31-2024
Account	Currency and amount (in thousands)		Effective exchange rate (1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000

NON-CURRENT ASSET
Trade and other receivables	USD	93,542	1,367	(2)	127,832,558	USD	132,339	166,654,554
Other financial assets	USD	84,354	1,371		115,649,334	USD	12,979	16,288,833
					243,481,892			182,943,387
CURRENT ASSETS
Cash and cash equivalents	USD	42,991	1,371		58,940,661	USD	3,582	4,495,527
	EUR	1	1,609		1,609	EUR	1	1,304
Other financial assets	USD	122,395	1,371		167,803,545	USD	130,751	164,096,778
Trade and other receivables	USD	122,731	1,367	(2)	167,722,135	USD	112,540	141,721,791
	USD	19,311	1,371		26,475,381	USD	19,974	25,068,023
					420,943,331			335,383,423
					664,425,223			518,326,810

NON-CURRENT LIABILITIES
Loans and borrowings	USD	255,078	1,380		352,007,640	USD	277,409	349,172,398
Trade and other payables	USD	-	-		-	USD	2,142	2,696,118
Provisions	USD	1,103	1,380		1,522,140	-	-	-
					353,529,780			351,868,516
CURRENT LIABILITIES
Loans and borrowings	USD	175,415	1,380		242,072,700	USD	87,370	109,971,891
Trade and other payables	USD	72,150	1,380		99,567,000	USD	59,468	74,851,876
	EUR	2,306	1,623		3,741,725	EUR	2,553	3,345,191
	SEK	1,096	148		161,964	SEK	1,832	210,828
					345,543,389			188,379,786
					699,073,169			540,248,302

USD: US dollar.

EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of September 30, 2025 as per the Argentine National Bank.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of September 30, 2025 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT H

1 of 2

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE NINE-MONTH PERIODS ENDED

AS OF SEPTEMBER 30, 2025 AND 2024

	9 months
	09-30-2025
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	78,913,231	17,777	25,384,778	104,315,786
Other long-term employee benefits	2,967,025	-	518,938	3,485,963
Depreciation of property, plant and equipment	85,782,883	-	2,556,389	88,339,272
Amortization of intangible assets	1,578,832	-	-	1,578,832
Purchase of energy and power	3,673,698	-	-	3,673,698
Fees and compensation for services	28,017,569	370,723	24,598,855	52,987,147
Maintenance expenses	54,382,093	-	320,020	54,702,113
Consumption of materials and spare parts	23,936,481	-	-	23,936,481
Insurance	13,179,689	-	95,591	13,275,280
Levies and royalties	4,739,666	-	-	4,739,666
Taxes and assessments	1,477,685	-	2,812,894	4,290,579
Tax on bank account transactions	144,398	-	9,223,903	9,368,301
Forest production services	-	8,724,999	905,681	9,630,680
Others	748,244	-	1,771,791	2,520,035

Total 09-30-2025	299,541,494	9,113,499	68,188,840	376,843,833

	9 months
	09-30-2024
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	81,048,619	1,110,492	26,640,598	108,799,709
Other long-term employee benefits	10,035,524	-	986,917	11,022,441
Depreciation of property, plant and equipment	101,478,711	96,640	1,001,936	102,577,287
Amortization of intangible assets	2,753,256	-	-	2,753,256
Purchase of energy and power	3,225,512	-	-	3,225,512
Fees and compensation for services	19,281,567	1,114,650	21,599,397	41,995,614
Maintenance expenses	40,591,759	-	219,592	40,811,351
Consumption of materials and spare parts	23,695,226	139,403	-	23,834,629
Insurance	20,609,177	5,262	82,786	20,697,225
Levies and royalties	6,043,883	-	-	6,043,883
Taxes and assessments	1,109,711	71,330	4,037,771	5,218,812
Tax on bank account transactions	100,134	-	5,823,954	5,924,088
Forest production services	-	11,731,547	121	11,731,668
Others	1,192,569	143,839	1,483,160	2,819,568

Total 09-30-2024	311,165,648	14,413,163	61,876,232	387,455,043

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT H

2 of 2

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED

AS OF SEPTEMBER 30, 2025 AND 2024

	3 months
	07-01-2025 to 09-30-2025
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	25,909,760	4,022	8,700,930	34,614,712
Other long-term employee benefits	928,979	-	162,533	1,091,512
Depreciation of property, plant and equipment	23,884,765	-	931,072	24,815,837
Amortization of intangible assets	532,022	-	-	532,022
Purchase of energy and power	1,594,238	-	-	1,594,238
Fees and compensation for services	9,041,903	660	8,519,948	17,562,511
Maintenance expenses	18,982,042	-	94,137	19,076,179
Consumption of materials and spare parts	7,315,380	-	-	7,315,380
Insurance	3,915,432	-	16,688	3,932,120
Levies and royalties	1,215,324	-	-	1,215,324
Taxes and assessments	469,970	-	961,688	1,431,658
Tax on bank account transactions	34,615	-	4,529,348	4,563,963
Forest production services	-	3,086,187	58,712	3,144,899
Others	377,690	-	696,009	1,073,699
Total 09-30-2025	94,202,120	3,090,869	24,671,065	121,964,054

	3 months
	07-01-2024 to 09-30-2024
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	27,577,542	568,359	8,907,816	37,053,717
Other long-term employee benefits	1,485,746	-	138,385	1,624,131
Depreciation of property, plant and equipment	31,325,196	(7,310)	411,267	31,729,153
Amortization of intangible assets	529,203	-	-	529,203
Purchase of energy and power	1,173,134	-	-	1,173,134
Fees and compensation for services	6,741,748	332,946	8,090,859	15,165,553
Maintenance expenses	11,168,037	-	90,417	11,258,454
Consumption of materials and spare parts	12,974,144	139,403	-	13,113,547
Insurance	5,507,063	3,548	35,930	5,546,541
Levies and royalties	2,816,555	-	-	2,816,555
Taxes and assessments	357,097	69,539	907,904	1,334,540
Tax on bank account transactions	39,056	-	2,275,958	2,315,014
Forest production services	-	6,941,345	-	6,941,345
Others	271,452	88,165	518,753	878,370

Total 09-30-2024	101,965,973	8,135,995	21,377,289	131,479,257

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME

for the nine-month period ended September 30, 2025

	9 months		3 months
	Unaudited		Unaudited
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024

	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	546,326,520	441,352,373	226,615,559	157,353,498
Cost of sales	(347,516,878)	(261,604,715)	(147,335,205)	(92,107,599)
Ganancia bruta	198,809,642	179,747,658	79,280,354	65,245,899

Administrative and selling expenses	(50,691,022)	(49,659,501)	(18,904,925)	(16,674,769)
Other operating income	56,224,544	81,152,698	25,926,067	21,909,958
Other operating expenses	(5,377,172)	(23,736,677)	(50,248)	818,454
Operating income	198,965,992	187,504,178	86,251,248	71,299,542

Loss on net monetary position	(8,809,033)	(143,733,229)	(1,218,098)	(15,303,395)
Finance income	16,284,969	13,315,307	9,233,145	3,933,899
Finance expenses	(75,367,793)	(64,000,796)	(38,591,032)	(15,828,603)
Share of the profit of associates and subsidiaries	193,510,320	97,744,732	48,185,114	18,545,360
Income before income tax	324,584,455	90,830,192	103,860,377	62,646,803

Income tax for the period	(1,079,659)	9,812,172	35,934,935	(12,399,941)
Net income for the period	323,504,796	100,642,364	139,795,312	50,246,862

Basic and diluted earnings per share (ARS)	215.33	66.97	93.03	33.44

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

for the nine-month period ended September 30, 2025

	9 months		3 months
	Unaudited		Unaudited
	01-01-2025 to 09-30-2025	01-01-2024 to 09-30-2024	07-01-2025 to 09-30-2025	07-01-2024 to 09-30-2024
	ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period	323,504,796	100,642,364	139,795,312	50,246,862

Other comprehensive income for the period

Other comprehensive income not to be reclassified to income in subsequent periods

Remeasurement of losses from longterm employee benefits	-	1,926,770	-	1,926,769
Income tax related to remeasurement of losses from long-term employee benefits	-	(674,369)	-	(674,369)
Other comprehensive income not to be reclassified to income in subsequent periods	-	1,252,401	-	1,252,400

Other comprehensive income for the period	-	1,252,401	-	1,252,400

Total comprehensive income for the period	323,504,796	101,894,765	139,795,312	51,499,262

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

as of September 30, 2025

		09-30-2025	12-31-2024
	Notes	Unaudited	Audited
		ARS 000	ARS 000

Non-current assets
Property, plant and equipment		1,064,702,023	984,245,059
Intangible assets		15,192,965	15,542,659
Investments in associates		29,882,679	134,135,754
Investment in subsidiaries	Exhibit C	1,273,189,526	1,019,091,563
Inventories		1,605,875	5,218,755
Other non-financial assets		605,581	738,604
Trade and other receivables		129,958,864	161,203,500
Other financial assets		1,548,958	1,471,763
		2,516,686,471	2,321,647,657
Current assets
Inventories		33,865,987	14,614,515
Other non-financial assets		19,667,640	27,478,425
Trade and other receivables		223,850,531	200,252,637
Other financial assets		84,378,859	34,977,118
Cash and cash equivalents		59,236,490	900,573
		420,999,507	278,223,268
Assets available for distribution		135,310,089	-
		556,309,596	278,223,268
Total assets		3,072,996,067	2,599,870,925

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		522,726,736	658,341,825
Legal reserve		131,971,169	129,249,803
Voluntary reserve		919,782,164	919,782,164
Other equity accounts		(49,425,492)	(49,857,183)
Voluntary reserve for future dividends distribution		533,702,258	474,329,926
Retained earnings		310,745,951	62,093,697
Equity attributable to holders of the parent		2,371,016,808	2,195,454,254

Non-current liabilities
Trade and other payables		-	823,155
Other non-financial liabilities		22,892,119	29,098,241
Loans and borrowings		146,411,182	83,855,167
Compensation and employee benefits liabilities		5,833,456	5,390,196
Deferred income tax liabilities		261,006	43,356,975
		175,397,763	162,523,734
Current liabilities
Trade and other payables		249,823,871	93,955,818
Other non-financial liabilities		41,727,668	28,039,928
Loans and borrowings		184,801,586	69,708,274
Compensation and employee benefits liabilities		22,772,724	25,720,707
Income tax payable		27,448,955	24,460,110
Provisions		6,692	8,100
		526,581,496	241,892,937
Total liabilities		701,979,259	404,416,671
Total equity and liabilities		3,072,996,067	2,599,870,925

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS

for the nine-month period ended September 30, 2025

	09-30-2025	09-30-2024
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax	324,584,455	90,830,192

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	54,260,965	51,852,036
Amortization of intangible assets	349,695	1,515,344
Loss on disposal of property, plant and equipment	(15,017,770)	(29,990,427)
Interest earned from customers	(16,284,969)	(13,315,307)
Finance income	75,367,793	64,000,796
Finance expenses	-	(489,060)
Share of the profit of associates and subsidiaries	(193,510,320)	(97,744,732)
Movements in provisions and long-term employee benefit plan expense	2,167,915	6,622,169
Foreign exchange difference for trade receivables	(40,147,431)	(48,214,876)
Net effect CAMMESA agreement - Resolution SE No 58/2024 and 66/2024	-	11,666,382
Loss on net monetary position	8,141,013	95,321,229

Working capital adjustments:
Decrease in trade and other receivables	1,891,036	49,775,411
Increase in other financial, non-financial assets and inventories	(9,788,297)	(9,083,678)
Increase (Decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	2,310,035	(33,789,594)
Trade and tax interests paid	(94,983)	(584,417)
Interest received	13,852,019	34,056,500
Income tax paid	(12,485,354)	(12,738,019)
Insurance recovery collected	353,968	464,340
Net cash flows provided by operating activities	195,949,770	160,154,289

Financing activities
Purchase of property, plant and equipment	(112,668,235)	(85,313,471)
Dividends collected	26,040,343	10,106,383
Acquisition of available-for-sale financial assets, net	(100,544,753)	(30,541,128)
Capital contributions to subsidiaries	(89,468,266)	(718,664)
Loans granted	(491,753)	-
Net cash flows used in investing activities	(277,132,664)	(106,466,880)

Financing activities
Bank and investment accounts overdrafts received	34,384,458	935
Bank and investment accounts overdrafts paid	(565,014)	-
Dividends paid	-	(17,994,672)
Loans received	176,652,922	81,444,249
Loans paid	(58,941,689)	(91,222,064)
Interest and other financial costs paid	(10,884,023)	(23,362,702)
Bank fees and charges	(193,262)	-
Net cash flows provided by (used in) financing activities	140,453,392	(51,134,254)

Increase in cash and cash equivalents	59,270,498	2,553,155
Exchange difference and other financial results	2,084,199	(156,801)
Monetary results effect on cash and cash equivalents	(3,018,780)	(1,400,684)
Cash and cash equivalents as of January 1	900,573	3,161,990
Cash and cash equivalents as of September 30	59,236,490	4,157,660

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

1. Basis of presentation of the separate financial statements

1.1. Summary of the main material accounting policies applied

The Company prepares its separate financial statements in accordance with the current provisions of the CNV, which approved General Resolution No. 622. This regulation establishes that entities issuing shares and/or negotiable obligations, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (and its amendments) of FACPCE, which provides for the adoption of IFRS issued by the International Accounting Standards Board (IASB), while other entities may opt to apply either IFRS or IFRS for SMEs as a replacement for Argentine Professional Accounting Standards (NCPA).

1.2. Basis for presentation

These separate financial statements for the nine-month period ended September 30, 2025 have been prepared in accordance with IFRS.

When preparing these separate financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimates and assumptions described in the attached consolidated financial statements for the nine-month period ended September 30, 2025.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT C

INVESTMENT IN SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

	09-30-2025								12-31-2024
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value
				ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	2,920,917	1,291,108	2,920,917	2,816,188
CP Renovables S.A.	1 vote	1	103,926,943	103,927	Unlisted	233,397,801	46,207,921	233,397,801	194,775,839
Proener S.A.U.	1 vote	1	207,208,023,541	207,208,024	Unlisted	780,536,242	81,867,725	780,536,242	680,503,598
Vientos La Genoveva S.A.U.	1 vote	1	1,661,998,361	1,661,998	Unlisted	71,087,450	(504,433)	71,087,450	71,591,883
Vientos La Genoveva II S.A.U.	1 vote	1	66,630,956,734	498,294	Unlisted	118,101,634	8,307,896	118,101,634	69,151,393
Puerto Energía S.A.U.	1 vote	1	120,200,000	120,200	Unlisted	767,418	514,757	767,418	252,662
PS Cafayate S.R.L.	1 vote	10	3,621,610,937	3,621,611	Unlisted	66,378,064	545,579	66,378,064	-
							138,230,553	1,273,189,526	1,019,091,563

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %
		ARS 000	ARS 000	ARS 000
INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	09.30.2025	500	2,897,508	5,226,190	55.89%
CP Renovables S.A.	09.30.2025	103,926,943	45,171,203	238,273,969	100.00%
Proener S.A.U.	09.30.2025	207,208,024	81,867,725	780,716,679	100.00%
Vientos La Genoveva S.A.U.	09.30.2025	1,661,998	(164,473)	64,431,307	100.00%
Vientos La Genoveva II S.A.U.	09.30.2025	66,630,957	21,217,784	227,326,514	100.00%
Puerto Energía S.A.U.	09.30.2025	120,200	514,757	767,418	100.00%
PS Cafayate S.R.L.	09.30.2025	36,216,109	545,579	78,679,131	100.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 18, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact